# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ORLA MINING LTD., CIK 0001680056
CUSIP: 68634K106
Title of class of securities: Common Shares without par value
Address of issuer's principal executive offices: SUITE 1010, 1075 WEST GEORGIA STREET, VANCOUVER, British Columbia Canada (A1), V6E 3C9
Date of event which requires filing of this statement: 12/31/2020
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000002809

## Reporting persons
- AGNICO EAGLE MINES LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 38,002,589; shared voting power 0; sole dispositive power 38,002,589; shared dispositive power 0; aggregate amount beneficially owned 38,002,589 (11.4% of the class)
  Comment: The number of shares beneficially owned includes common shares issuable upon the exercise of certain warrants to purchase 10,400,000 common shares that are held by the Reporting Person.
  
  Explanatory Note: The cover page to this Schedule 13G details the Reporting Person's beneficial ownership as of March 31, 2025. This Schedule 13G is filed by the Reporting Person pursuant to Rule 13d-1(d) in connection with the registration of the common shares pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, on December 21, 2020. The Reporting Person inadvertently failed to file a Schedule 13G when originally due following Issuer's initial listing on the New York Stock Exchange, as well as any amendments thereto since that time and is filing this corrective Schedule 13G on the date hereof. The Reporting Person's beneficial ownership of the Issuer's common shares for the years ended December 31, 2020, December 31, 2021, December 31, 2022, December 31, 2023 and December 31, 2024 is detailed in Item 4 below.

## Item 1. Issuer
Name of issuer: ORLA MINING LTD.
Address of issuer's principal executive offices: SUITE 1010, 1075 WEST GEORGIA STREET VANCOUVER, A1, V6E 3C9

## Item 2. Person Filing
Name of person filing: Agnico Eagle Mines Limited
Address of principal business office or, if none, residence: 145 King Street East, Suite 400, Toronto, Ontario, Canada, M5C 2Y7
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2025, December 31, 2024 and December 31, 2023, the Reporting Person beneficially owned 38,002,589 common shares of the Issuer, comprised of 27,602,589 common shares and 10,400,000 common share purchase warrants of the Issuer.

As of December 31, 2022 and December 31, 2021, the Reporting Person beneficially owned 34,015,348 common shares of the Issuer, comprised of 23,615,348 common shares and 10,400,000 common share purchase warrants of the Issuer.

As of December 31, 2020, the Reporting Person beneficially owned 31,457,835 common shares of the Issuer, comprised of 21,057,835 common shares and 11,270,250 common share purchase warrants of the Issuer.
Percent of class:
As of March 31, 2025, approximately 11.42%. The percentage of class of common shares is calculated based on 332,750,000 common shares deemed issued and outstanding as of March 31, 2025, being the sum of (i) 322,350,000 common shares issued and outstanding as of March 31, 2025 as disclosed by the Issuer in its Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2025 attached as Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K furnished by Issuer on May 12, 2025 and (ii) 10,400,000 common shares issuable upon the exercise of common share purchase warrants (referred to in Item 4(a) above).

As of December 31, 2024, approximately 11.44%. The percentage of class of common shares is calculated based on 332,077,653 common shares deemed issued and outstanding as of December 31, 2024, being the sum of (i) 321,677,653 common shares issued and outstanding as of December 31, 2024 as disclosed by the Issuer in its annual report on Form 40-F filed on March 19, 2025 and (ii) 10,400,000 common shares issuable upon the exercise of common share purchase warrants.

As of December 31, 2023, approximately 11.68%. The percentage of class of common shares is calculated based on 325,473,995 common shares deemed issued and outstanding as of December 31, 2023, being the sum of (i) 315,073,995 common shares issued and outstanding as of December 31, 2023 as disclosed by the Issuer in its annual report on Form 40-F filed on March 20, 2024 and (ii) 10,400,000 common shares issuable upon the exercise of common share purchase warrants.

As of December 31, 2022, approximately 10.76%. The percentage of class of common shares is calculated based on 316,209,108 common shares deemed issued and outstanding as of December 31, 2022, being the sum of (i) 305,809,108 common shares issued and outstanding as of December 31, 2022 as disclosed by the Issuer in its annual report on Form 40-F filed on March 20, 2023 and (ii) 10,400,000 common shares issuable upon the exercise of common share purchase warrants.

As of December 31, 2021, approximately 13.18%. The percentage of class of common shares is calculated based on 257,999,954 common shares deemed issued and outstanding as of December 31, 2021, being the sum of (i) 247,599,954 common shares issued and outstanding as of December 31, 2021 as disclosed by the Issuer in its annual report on Form 40-F filed on March 21, 2022 and (ii) 10,400,000 common shares issuable upon the exercise of common share purchase warrants.

As of December 31, 2020, approximately 13.44%. The percentage of class of common shares is calculated based on 240,556,190 common shares deemed issued and outstanding as of December 31, 2020, being the sum of (i) 229,285,940 common shares issued and outstanding as of December 31, 2020 as disclosed by the Issuer in its annual report on Form 40-F filed on March 22, 2021, (ii) 10,400,000 common shares issuable upon the exercise of common share purchase warrants and (iii) 870,250 common shares issuable upon the exercise of common share purchase warrants.
Sole power to vote or to direct the vote: 38,002,589
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 38,002,589
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- AGNICO EAGLE MINES LIMITED: /s/Chris Vollmershausen, Chris Vollmershausen/Executive Vice President, Legal, General Counsel & Corporate Secretary (06/06/2025)